===============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001.


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                        COMMISSION FILE NUMBER 001-9553

(A) FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAME BELOW.

                        VIACOM OUTDOOR INC. 401(k) PLAN

(B) NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                                  VIACOM INC.
                       1515 BROADWAY, NEW YORK, NY 10036




                              REQUIRED INFORMATION


(a) FINANCIAL STATEMENTS. FILED AS PART OF THIS REPORT ON FORM 11-K ARE THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO OF THE VIACOM OUTDOOR INC. 401(k) PLAN AS REQUIRED BY FORM 11-K, TOGETHER WITH THE REPORT THEREON OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT AUDITORS, DATED JUNE 18, 2002.

(b) EXHIBITS. A CONSENT OF PRICEWATERHOUSECOOPERS LLP IS BEING FILED AS EXHIBIT 23 TO THIS REPORT.

===============================================================================

VIACOM OUTDOOR INC.
401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
------------------------------------------------------------------------------

                                                                     PAGE

Report of Independent Accountants                                      1

Statements of Net Assets Available for Benefits
  at December 31, 2001 and 2000                                        2

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 2001                                 3

Notes to Financial Statements                                        4-9



Supplemental Schedule *:

     Schedule of Assets (Held at End of Year)
       at December 31, 2001                                           11




* Other schedules required by the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Trustees
  Viacom Outdoor Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Viacom Outdoor Inc. 401(k) Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2 and 3 to the financial statements, the 2001 and 2000 financial statements include investments valued at $1,057,393 (approximately 5% of net assets) and $948,681 (approximately 5% of net assets), respectively, in deeds of trust whose fair values have been estimated by the Board of Trustees in the absence of readily determinable market values. We have examined the procedures used by the Board of Trustees in arriving at its estimate of the value of such investments and have inspected underlying documentation. In the circumstances, we believe that such procedures are reasonable and the documentation appropriate; however, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
June 18, 2002
Phoenix, Arizona

VIACOM OUTDOOR INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                         2001            2000
                         ASSETS

Investments, at fair value:                          $20,324,293     $20,784,794
                                                     -----------     -----------
Contributions receivable:
     Employer                                            303,894         468,901
     Participant                                         134,008         179,636
                                                     -----------     -----------

          Total contributions receivable                 437,902         648,537
                                                     -----------     -----------

Net assets available for benefits                    $20,762,195     $21,433,331
                                                     ===========     ===========


     The accompanying notes are an integral part of these financial statements.

VIACOM OUTDOOR INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001
------------------------------------------------------------------------------


                                                                      2001
Additions to net assets attributed to:
  Investment income (loss):
    Net depreciation in fair value of investments                  $(2,150,076)
    Interest income                                                    187,928
                                                                   -----------
      Total investment loss                                         (1,962,148)

Contributions:
  Participant contributions                                          3,135,110
  Employer contributions                                               303,894
                                                                   -----------
                                                                     3,439,004
                                                                   -----------


      Total additions                                                1,476,856

Deductions from net assets attributed to:
  Benefits paid to participants                                     (2,147,992)
                                                                   -----------
Net decrease in net assets available for benefits                     (671,136)

Net assets available for benefits:

  Beginning of year                                                 21,433,331
                                                                   -----------
  End of year                                                      $20,762,195
                                                                   ===========



   The accompanying notes are an integral part of these financial statements.

VIACOM OUTDOOR INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following description of the Viacom Outdoor Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was formerly known as the Infinity Outdoor, Inc. 401(k) Plan and the Outdoor Systems, Inc. 401(k) Plan. Effective September 1, 2001, it was renamed the Viacom Outdoor Inc. 401(k) Plan.

         GENERAL

         The Plan, established on January 1, 1987, is a defined contribution plan of Viacom Outdoor Inc. (the "Company", "Employer", or "Plan Sponsor"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In December 1999, the Company was acquired by Infinity Broadcasting Corporation ("Infinity"). As a result of the acquisition, the Company became a wholly-owned subsidiary of Infinity. In connection with the acquisition, each share of the Company stock was exchanged for 1.25 shares of Infinity Class A common stock ("Infinity Stock").

         Prior to May 4, 2000, Infinity was a subsidiary of CBS Corporation ("CBS"). On May 4, 2000, CBS merged with Viacom Inc. ("Viacom") and, as a result of the merger, Infinity became a majority-owned subsidiary of Viacom. On February 21, 2001, Viacom completed its merger with Infinity by purchasing the remaining minority interest that it did not already own. As a result of the merger, each share of Infinity Stock was converted into 0.592 of a share of Viacom Class B Common Stock ("Viacom Stock"). Immediately prior to the completion of the merger, all of the outstanding common stock of the Company was transferred to Infinity Media Corporation, a wholly owned subsidiary of Infinity. The Plan held $983,158 of Viacom Stock at December 31, 2001.

         As of December 31, 2001 the Plan offered participants the following funds as described in the individual fund's prospectus, to invest pre-tax and rollover contributions:

         o THE FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND - This fund primarily invests in growth, cyclical and value stocks, and securities convertible to common stocks. The fund may also invest in other securities, such as preferred stocks and bonds.

         o THE FIDELITY ADVISOR HIGH YIELD A FUND - This fund primarily invests in high-yielding, fixed income and zero coupon securities, such as bonds, debentures and notes, convertible securities and preferred stock.

         o FEDERATED BOND FUND - This fund invests at least 65% of its assets in investment-grade corporate bonds, U.S. government securities, preferred stock, convertibles and cash. It may invest up to 35% of assets in debt rated as low as B. It may invest up to 25% in debt securities of foreign governments.

         o NATIONWIDE FUND - This fund invests primarily in common stocks, but may also include convertible issues, bonds and money market instruments.

         o THE TWENTIETH CENTURY ULTRA INVESTORS FUND - This fund invests primarily in domestic common stocks considered to have better-than-average prospects for appreciation.

         o THE TEMPLETON FOREIGN FUND - This fund primarily invests in stock and debt obligations of companies and governments outside the United States.

         o THE FIXED ACCOUNT FUND - This fund represents investments in a guaranteed return contract that provides an annual interest guarantee.

         o THE WARBURG PINCUS EMERGING GROWTH FUND - This fund primarily invests in equity securities of small-to-medium sized companies in the United States.

         o THE NATIONWIDE MONEY MARKET FUND - This fund primarily invests in commercial paper and U.S. Government obligations.

         o THE NATIONWIDE S&P 500 INDEX FUND - This fund seeks investment results that corresponds with the price and yield performance of the S&P 500 Index

         o OPPENHEIMER GLOBAL FUND - This fund seeks capital appreciation investing in U.S. and International stocks.

VIACOM OUTDOOR INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN (CONTINUED)

         o PERSONAL PORTFOLIOS - These funds invest in balanced portfolios of cash, bonds and stock.

         o THE VIACOM INC. COMMON STOCK FUND - This fund invests in the common stock of Viacom Inc., the parent company of Infinity, which is the parent company of Infinity Media Corporation, which is the parent company of Viacom Outdoor Inc., the Plan sponsor.

         The Plan previously offered participants the following funds, to invest pre-tax and rollover contributions, (balances are still within these funds as participants were not required to transfer their investments):

         o THE NEUBERGER & BERMAN GUARDIAN TRUST FUND - This fund primarily invests in stocks of established companies believed to be undervalued in comparison to stocks of similar companies.

         o THE FIDELITY ASSET MANGER FUND - This fund primarily invests in stocks, bonds and short-term instruments.

         o THE DREYFUS A BONDS PLUS FUND - This fund primarily invests in corporate bonds and notes and short-term securities.

         o THE NEUBERGER & BERMAN PARTNERS TRUST FUND - This fund primarily invest in common stocks, bonds, and debentures believed to have potential for appreciation in value.

         o DEEDS OF TRUST - These investments are in first deeds of trust. All deeds of trust are held in conjunction with related parties. Effective January 1, 1995, this investment option is no longer open to participant contributions; however, all income earned on this investment will continue to be reinvested in the fund.

         CONTRIBUTIONS

         Plan contributions consist of three components: (1) eligible employee deferral contributions of up to 15% of the participant's monthly pretax compensation up to an annual before-tax dollar limitation in accordance with the Internal Revenue Service ($10,500 for 2001), (2) discretionary employer contributions, as determined annually by the Employer's Board of Directors, and (3) rollover contributions representing qualifying lump-sum distributions received by a participant from a plan sponsored by another employer. Various accounts are maintained to record employee contributions, discretionary employer contributions and rollover contributions. The benefit to which a participant is entitled is the total benefit provided from the combined amount of their participant accounts.

         FORFEITURES

         Forfeitures representing the value of nonvested benefits of terminated participants are reallocated to active participants of the Plan and serve to reduce employer contributions to the Plan in the year in which employment terminates. There were no forfeitures during 2001.

         ELIGIBILITY

         Employees are eligible to participate in the Plan upon meeting the following criteria: (1) 21 years of age; (2) 90 days of service; and
         (3) not a member of a collective bargaining unit for which retirement benefits have been the subject of good faith bargaining unless the respective bargaining agreement provides otherwise.

VIACOM OUTDOOR INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN (CONTINUED)

         VESTING

         Participants are immediately 100% vested in their voluntary and rollover contributions, plus actual earnings thereon. Vesting of Employer contributions plus actual earnings thereon is based on years of service, as follows:

               0 - 2 years of service                            0% vested
               2 years and 1 day of service                    100% vested

         PARTICIPANT BENEFITS AND DISTRIBUTIONS

         Employer contributions and net investment income are allocated proportionally to individual participant accounts in accordance with the provisions of the Plan. Benefits provided by the Plan are paid from the net assets available for benefits. Participants separated from the Plan due to retirement, total and permanent disability or death are automatically fully vested in their Employer contributions and will receive their benefits including their voluntary and rollover contributions in equal annual installments or a lump sum payment. Participants separated from the Plan due to termination receive a lump sum payment including the full value of their voluntary and rollover contributions and the vested portion of their employer contributions.

         PARTICIPANT LOANS

         Participants may borrow from the Plan subject to a maximum loan balance of the lesser of: (1) 50% of their vested account balances, or (2) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding 12-month period over the outstanding balance of loans from the Plan to the participant on the date of the loan. All loans must be repaid with interest within five years (however, loans used to acquire a principal residence of the participant must be repaid within fifteen years). Interest rates for loans are determined periodically by the Plan trustee. Interest rates on loans outstanding at December 31, 2001 ranged from 6.75% to 11.5%.

         TERMINATION AND AMENDMENTS OF THE PLAN

         The Company anticipates that the Plan will continue without interruption but reserves the right to amend or terminate the Plan at any time, subject to the provisions of the Plan document and ERISA. No amendment may deprive any person of rights accrued prior to the enactment of such an amendment. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used for or diverted for purposes other than for the exclusive benefit of the participants.

         ADMINISTRATIVE EXPENSES

         The Company pays all administrative expenses of the Plan. Accordingly, these cost are not reflected in the accompanying financial statements.

VIACOM OUTDOOR INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES

         METHOD OF PRESENTATION

         The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Accordingly, income is recognized when earned and expenses are recorded when incurred. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2001 and 2000 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2001. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         Plan investments are valued at fair market value based on quoted market prices with the exception of the Fixed Account Fund (as more fully described below).

         The investments with Nationwide Life Insurance Company ("Nationwide") represent pooled separate accounts which are governed under a variable return contract consisting of numerous mutual fund options with a range of investment objectives. Each participant in the Plan is assigned a number of units based on the dollar amount invested by the participant including amounts matched by the Employer and the daily unit value of the selected investment funds. A daily unit value is calculated for each Nationwide Investment fund based on the net asset value of the underlying mutual fund plus declared dividends and capital gains distributions less asset management fees for the day.

         The Plan has a benefit-responsive investment contract within the Fixed Account Fund held with Nationwide. Nationwide maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value (which approximates fair value) as reported to the Plan by Nationwide. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5.7% and 5.5% for 2001 and 2000, respectively. Nationwide has guaranteed a crediting interest rate of 4.75% for 2002.

         The Plan's investments in individual deeds of trust (Note 3) represent a percentage of the entire applicable deed of trust, the remainder of which is held by related plans with a common trustee. These investments are collateralized by real property, the majority of which is located in Maricopa County, Arizona. There is no unrealized appreciation/ depreciation on deeds of trust as management believes the cost of the investments represents a reasonable estimate of their fair market values. Further, the deeds of trust have no secondary market and, therefore, are stated at their cost which management believes represents a reasonable estimate of their fair market value.

VIACOM OUTDOOR INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         INVESTMENT VALUATION AND INCOME RECOGNITION, CONTINUED

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

3.       INVESTMENTS

         The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000.

                                                        2001            2000
                                                      ---------      ----------
         Fidelity Advisor Growth
            Opportunities Fund                        2,045,022      $2,298,519
         Neuberger & Berman Partners Trust Fund       1,337,070       1,386,781
         Twentieth Century Ultra Investors Fund       3,380,577       3,707,110
         Templeton Foreign Fund                       2,168,725       2,367,684
         Warburg Pincus Emerging Growth Fund          2,076,621       2,580,494
         Neuberger & Berman Guardian Trust Fund       1,227,369       1,227,952
         Deeds of Trust (Note 2)                      1,057,393            --
         Fixed Account Fund                           1,117,969            --


         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,150,076 as follows:

                                                                  2001
                                                              -----------
         Mutual funds                                         $(2,094,739)
         Money market funds                                        10,574
         Viacom Inc. Common Stock                                 (65,911)
                                                              -----------
                                                              $(2,150,076)
                                                              ===========
4.       TAX STATUS OF THE PLAN

         The Internal Revenue Service ("IRS") has determined and informed the Plan Sponsor by letter dated January 8, 1998 that the Plan and related trust meet the requirements of Section 401(k) of the Internal Revenue Code ("IRC") and are exempt from federal income tax under Section 501
         (a) of the IRC. The Plan has been amended since receiving the determination letter and the Plan Sponsor and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


         On February 18, 2002, an application, which is currently pending, was submitted to the IRS for an updated determination letter.

VIACOM OUTDOOR INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
------------------------------------------------------------------------------

5.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of funds managed by Nationwide Life Insurance Company. Nationwide Life Insurance Company is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Other Plan investments are held in deeds of trust which are held in conjunction with related plans with a common trustee. Certain Plan assets are invested in the common stock of Viacom Inc. Viacom is the parent company of Infinity, which is the parent company of Infinity Media Corporation, which is the parent company of the Plan Sponsor, Viacom Outdoor Inc. These transactions also qualify as party-in-interest transactions to the Plan. The transactions are permitted under the instruments under which the plan is maintained.


6.       SUBSEQUENT EVENTS

         Effective April 1, 2002, the Plan was merged into the Viacom 401(k) Plan, a defined contribution 401(k) plan sponsored by Viacom, and all net assets were transferred to the Viacom 401(k) Plan. The participants' former investment accounts were transferred to funds of the Viacom 401(k) Plan considered to be of similar quality and nature as determined by Viacom. The transfer of the assets took place on April 1, 2002.

                              SUPPLEMENTAL SCHEDULE

                        VIACOM OUTDOOR INC. 401(k) PLAN
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                              AT DECEMBER 31, 2001

----------------------------------------------------------------------------------------------------------------------------------
(a)      (b) IDENTITY OF ISSUER, BORROWER,             (c) DESCRIPTION OF INVESTMENT INCLUDING
              LESSOR OR SIMILAR PARTY                MATURITY DATE, RATE OF INTEREST, COLLATERAL,                     (e) CURRENT
                                                               PAR OR MATURITY VALUE                 (d) COST***          VALUE
----------------------------------------------------------------------------------------------------------------------------------
         The Dreyfus Corporation                     The Dreyfus A Bonds Plus Fund                       $ --          $   636,836

         Fidelity Investment Company                 The Fidelity Advisor Growth Opportunities Fund        --            2,045,022

         Fidelity Investment Company                 The Fidelity Advisor High Yield A Fund                --              821,676

         Fidelity Investment Company                 The Fidelity Asset Manager Fund                       --              100,751

         Federated                                   The Federated Bond Fund                               --              169,328

 *       Nationwide Life Insurance Company           The Nationwide Fund                                   --              822,585

         The Neuberger & Berman Management, Inc.     The Neuberger & Berman Guardian Trust Fund            --            1,227,369

 *       Nationwide Life Insurance Company           The Nationwide Money Market Fund                      --              627,094

         The Neuberger & Berman Management, Inc.     The Neuberger & Berman Partners Trust Fund            --            1,337,070

 *       Nationwide Life Insurance Company           The Nationwide S&P 500 Index Fund                     --              329,320

         Oppenheimer Funds                           The Oppenheimer Global Fund                           --              292,174

         American Century                            The Twentieth Century Ultra Investors Fund            --            3,380,577

         Franklin Templeton Group                    The Templeton Foreign Fund                            --            2,168,725

 *       Nationwide Life Insurance Company           The Fixed Account Fund                                --            1,117,969

         Warburg Pincus Funds                        The Warburg Pincus Emerging Growth Fund               --            2,076,621

 *       Nationwide Life Insurance Company           Personal Portfolio VI                                 --               21,316

 *       Nationwide Life Insurance Company           Personal Portfolio III                                --               85,984

 *       Nationwide Life Insurance Company           Personal Portfolio I                                  --              133,704

 *       Nationwide Life Insurance Company           Personal Portfolio IV                                 --               24,960

 *       Nationwide Life Insurance Company           Personal Portfolio V                                  --              138,483

 *       Nationwide Life Insurance Company           Personal Portfolio II                                 --               45,072

**       Viacom Inc.                                 Viacom Inc. Common Stock Fund                         --              983,158

**       Pacific Coach, Inc.                         Investments in various deeds of Trust with
                                                      interest rates from 10.5% to 18.0%, maturing
                                                      between 6 months and collateralized by
                                                      real property                                        --            1,057,393

         Participant Loans                           Various rates of interest from 6.75% to 11.5%,
                                                      maturing between 6 months and 15 years and
                                                      collateralized by the participants accounts
                                                      balance                                              --              681,106
                                                                                                         ----          -----------

                                                                                                         $ --          $20,324,293
                                                                                                         ====          ===========

  * A Custodian of the Plan and therefore, a party-in-interest for which a statutory exemption exists.

 **    Investment qualifies as a party-in-interest for the Plan.

*** All investments are participant directed, therefore, disclosure of cost is not required.


See Report of Independent Accountants

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.


VIACOM OUTDOOR INC. 401(k) PLAN


                                            By:  /s/ WALLY KELLY
                                                --------------------------------
                                                Name: Wally Kelly
                                                Title: President and CEO

Dated June 28, 2002





                                      -12-